UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 23, 2022

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis PluvictoTM approved by FDA as first targeted radioligand therapy for treatment of progressive, PSMA-positive metastatic castration-resistant prostate cancer

Ad hoc announcement pursuant to Art. 53 LR

•	FDA also approved complementary diagnostic imaging agent, Locametz®, after radiolabeling with gallium-68 for the identification of PSMA-positive lesions[2]

•	Metastatic prostate cancer has a 5-year survival rate of less than 30%[3]; mCRPC patients who progress on multiple lines of therapy have limited treatment options

•	FDA approval was based on pivotal Phase III VISION trial, where patients with pre- treated PSMA-positive mCRPC who received Pluvicto plus standard of care had a statistically significant reduction in risk of death[1]; both alternate primary endpoints of overall survival and radiographic progression free survival were met[1]

•	Novartis is committed to reimagining medicine in prostate cancer with targeted radioligand therapy - a type of precision cancer treatment combining a targeting compound (ligand) with a therapeutic radioisotope (a radioactive particle)

•	Two pivotal Phase III studies evaluating Pluvicto in earlier lines of treatment for metastatic prostate cancer are underway, with a goal to move into earlier stages of disease

Basel, March 23, 2022 — Novartis announced today that the US Food and Drug Administration (FDA) approved PluvictoTM (lutetium Lu 177 vipivotide tetraxetan) (formerly referred to as 177Lu-PSMA-617) for the treatment of adult patients with a certain type of advanced cancer called prostate-specific membrane antigen–positive metastatic castration- resistant prostate cancer (PSMA-positive mCRPC) that has spread to other parts of the body (metastatic)1. These patients have already been treated with other anticancer treatments (androgen receptor pathway inhibition and taxane-based chemotherapy)1.

“The approval of Pluvicto is an important clinical advancement for people with progressing mCRPC, as it can significantly improve survival rates for those who have limited treatment options,” said Oliver Sartor, MD, Medical Director at Tulane Cancer Center. “Pluvicto is a step forward in the evolution of precision medicine for prostate cancer.”

Pluvicto is the first FDA-approved targeted radioligand therapy (RLT) for eligible patients with mCRPC that combines a targeting compound (ligand) with a therapeutic radioisotope (a radioactive particle)1. Pluvicto is expected to be available to physicians and patients within weeks.

The FDA has also approved Locametz® (kit for the preparation of gallium Ga 68 gozetotide injection)2. After radiolabeling, this imaging agent may be used to identify PSMA-positive lesions in adult patients with mCRPC through a positron emission tomography (PET) scan2. Gallium-68 labeled Locametz can identify tumor lesions expressing the PSMA biomarker and locate where in the body tumors may have spread (eg, in soft tissue, lymph nodes, or bone), identifying patients eligible for targeted treatment with Pluvicto1,2. PSMA is highly expressed in more than 80 percent of patients with prostate cancer, making it an important phenotypic biomarker for assessing the progression of metastatic prostate cancer4-10. Locametz is expected to be available to physicians and patients within weeks.

“With our unique strategy to tackle cancer by leveraging four therapeutic platforms, I am thrilled that with Pluvicto, we are bringing the targeted RLT platform to bear for treating eligible patients with mCRPC,” said Susanne Schaffert, PhD, President, Novartis Oncology. “Today’s approval builds upon our history in prostate cancer, a devastating disease where we believe our innovation can make a meaningful difference to patients.”

FDA approval of Pluvicto is based on the results of the Phase III VISION trial which demonstrated that PSMA-positive mCRPC patients previously treated with androgen receptor (AR) pathway inhibition and taxane-based chemotherapy who received Pluvicto plus standard of care (SOC) had improved overall survival compared to SOC alone1. Participants treated with Pluvicto plus SOC had a 38% reduction in risk of death and a statistically significant reduction in the risk of radiographic disease progression or death (rPFS) compared to SOC alone1. Interpretation of the magnitude of the rPFS effect was limited due to a high degree of censoring from early drop out in the control arm1.

In addition, about a third (30%) of patients with evaluable disease at baseline demonstrated an overall response (per RECIST 1.1) with Pluvicto plus SOC, compared to 2% in the SOC alone arm1. The most common adverse events (all grades) in the Pluvicto arm of the study were fatigue (43%), dry mouth (39%), nausea (35%), anemia (low red blood cell counts) (32%), decreased appetite (21%), and constipation (20%)1.

“Prostate cancer is the second leading cause of cancer-related death in Americans with a prostate gland1,3. Although the treatment landscape for mCRPC continues to evolve, there is a high unmet need for additional precision medicine treatment options to improve outcomes for these patients,” said Jamie Bearse, CEO and President at ZERO – The End of Prostate Cancer. “The approval of Pluvicto offers new hope to the mCRPC community.”

Pluvicto and Locametz are registered products of Advanced Accelerator Applications, the radioligand business of Novartis, approved in the United States for physicians to prescribe to appropriate patients. Additional safety details for Pluvicto and Locametz, and full Prescribing Information can be found on the Novartis website.

About Pluvicto

PluvictoTM (lutetium Lu 177 vipivotide tetraxetan) is indicated for the treatment of adult patients with prostate-specific membrane antigen (PSMA)-positive metastatic castration-resistant prostate cancer (mCRPC) who have already been treated with other anticancer treatments (androgen receptor pathway inhibition (ARPI) and taxane-based chemotherapy)1. It is a type of precision cancer treatment combining a targeting compound (ligand) with a therapeutic radioisotope (a radioactive particle)1. After administration into the bloodstream, Pluvicto binds to target cells, including prostate cancer cells that express PSMA, a transmembrane protein1. Once bound, energy emissions from the radioisotope damage the target cells and nearby cells disrupting their ability to replicate and/or triggering cell death1.

Novartis has submitted marketing authorization for Pluvicto to the European Medicines Agency and other health authorities.

About Locametz

Locametz® (gallium Ga 68 gozetotide), diagnostic kit for radiopharmaceutical injectable preparation is indicated for positron emission tomography (PET) of PSMA-positive lesions in adult patients with prostate cancer with suspected metastasis who are candidates for initial definitive therapy; with suspected recurrence based on elevated serum prostate-specific antigen (PSA) level; and for selection of patients with metastatic prostate cancer, for whom lutetium Lu 177 vipivotide tetraxetan PSMA-directed therapy is indicated2.

Novartis has submitted marketing authorization for Locametz to the European Medicines Agency and other health authorities.

About VISION

VISION is an international, prospective, randomized, open-label, multicenter, phase III study that assessed the efficacy and safety of Pluvicto (lutetium Lu 177 vipivotide tetraxetan) (7.4 GBq administered by IV infusion every 6 weeks for a maximum of 6 cycles) plus investigator-chosen standard of care (SOC) in the investigational arm, versus SOC in the control arm1. Patients with PSMA PET-scan positive mCRPC who have received androgen receptor (AR) pathway inhibition and taxane-based chemotherapy, were randomized in a 2:1 ratio in favor of the investigational arm1. The alternate primary endpoints were rPFS and OS1. The study enrolled 831 patients1.

About Phenotypic Precision Medicine in Advanced Prostate Cancer

Despite advances in prostate cancer care, there is a high unmet need for new targeted treatment options to improve outcomes for patients with mCRPC. More than 80% of patients with prostate cancer highly express a phenotypic biomarker9 called prostate specific membrane antigen (PSMA)4-6,8,9, making it a promising diagnostic (through positron emission tomography (PET) scan imaging) and therapeutic target for radioligand therapy10. This differs from ‘genotypic’ precision medicine which targets specific genetic alterations in cancer cells7.

Novartis and Prostate Cancer

With more 1.4 million new cases and 375,000 deaths in 2020 alone, prostate cancer is the most frequently diagnosed cancer in 112 countries—more than half the world12.

At Novartis, we are harnessing the innovation of our world-class scientists, strategic partnerships, and one of the industry’s most competitive pipelines to explore the potential of new, targeted therapies and precision medicine platforms to address the greatest unmet needs in prostate cancer.

Through the bold science of targeted therapies, our goal is to reduce the global disease burden, extend the lives of patients with prostate cancer, and elevate current standards of care.

Patient Access and Support

Novartis is committed to helping ensure that our medicines are accessible to as many patients as possible. With the approval of Pluvicto in the United States, we offer support and services to address a range of needs through AAA PatientCONNECTTM. AAA PatientCONNECTTM is a support center staffed by dedicated case managers who can help eligible patients throughout their treatment journey to start and stay on treatment. Patients or providers can call 1-844- 638-7222 or visit AAApatientconnect.com to enroll and learn more about AAA PatientCONNECTTM.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “may,” “expected,” “believe,” “committed,” “investigational,” “pipeline,” "goal," "expected," "evolution," "to evolve," "continues," "hope," or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for Pluvicto or Locametz, or regarding potential future revenues from such products. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the Pluvicto or Locametz will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that Pluvicto or Locametz will be successfully launched in the markets where it is approved, or at any particular time. Neither can there be any guarantee that Pluvicto or Locametz will be commercially successful in the future. In particular, our expectations regarding Pluvicto or Locametz could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Advanced Accelerator Applications

Advanced Accelerator Applications (AAA), a Novartis company, specializes in targeted radioligand therapies and precision imaging radioligands for oncology indications. We are committed to transforming patients’ lives by leading innovation in nuclear medicine. AAA has a legacy as a leader in radiopharmaceutical drugs for Positron Emission tomography (PET) and Single-Photon Emission Computed Tomography (SPECT) diagnostic imaging. For more information, please visit: https://www.adacap.com.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at https://twitter.com/novartisnews

For Novartis multimedia content, please visit https://www.novartis.com/news/media-library

For questions about the site or required registration, please contact media.relations@novartis.com

References

1.	Pluvicto [prescribing information]. Millburn, NJ: Advanced Accelerator Applications USA, Inc.; 2022.
2.	Locametz [prescribing information]. Millburn, NJ: Advanced Accelerator Applications USA, Inc.; 2022.
3.	SEER. Cancer stat facts: prostate cancer April 2021. [https://seer.cancer.gov/statfacts/html/prost.html]
4.	Hupe MC, Philippi C, Roth D, et al. Expression of prostate-specific membrane antigen (PSMA) on biopsies is an independent risk stratifier of prostate cancer patients at time of initial diagnosis. Front Oncol 2018;8:623.

5.	Bostwick DG, Pacelli A, Blute M, et al. Prostate specific membrane antigen expression in prostatic intraepithelial neoplasia and adenocarcinoma: a study of 184 cases. Cancer 1998;82(11):2256–61
6.	Pomykala KL, Czernin J, Grogan TR, et al. Total-body 68Ga-PSMA-11 PET/CT for bone metastasis detection in prostate cancer patients: potential impact on bone scan guidelines. J Nucl Med 2020;61(3):405–11
7.	Sant GR, Knopf KB, Albala DM. Live-single-cell phenotypic cancer biomarkers-future role in precision oncology? NPJ Precision Oncology 2017;1(1):21
8.	Minner S, Wittmer C, Graefen M, et al. High level PSMA expression is associated with early PSA recurrence in surgically treated prostate cancer. Prostate 2011;71(3):281–8
9.	Hope TA, Aggarwal R, Chee B, et al. Impact of 68Ga-PSMA-11 PET on management in patients with biochemically recurrent prostate cancer. J Nucl Med 2017;58(12):1956–61
10.	Hofman MS, Violet J, Hicks RJ et al. [177Lu]-PSMA-617 radionuclide treatment in patients with metastatic castration-resistant prostate cancer (LuPSMA trial): a single-centre, single-arm, phase 2.
11.	American Cancer Society. Deaths from prostate cancer. ACS website. Available online: https://www.cancer.org/cancer/prostate-cancer/about/key-statistics.html. Last accessed November 2021.
12.	Sung H, Ferlay J, Siegel RL, Sung H, et al. Global cancer statistics 2020: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA Cancer J Clin. 2021;71(3):209-249. doi:10.3322/caac.21660.

# # #

Novartis Media Relations

E-mail: media.relations@novartis.com

Anja von Treskow

Novartis External Communications

+41 79 392 8697 (mobile)

anja.von_treskow@novartis.com

Julie Masow

Novartis US External Communications

+1 862 579 8456 (mobile)

julie.masow@novartis.com

Rachel Levine AAA Global Communications + 1 917 375 2935 (mobile) rachel.levine@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Sloan Simpson	+1 862 345 4440
Nicole Zinsli-Somm	+41 79 325 2084	Alina Levchuk	+1 862 778 3372
Isabella Zinck	+41 61 324 7188	Parag Mahanti	+1 973 876 4912

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 23, 2022	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting